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April 16, 2007

VIA EDGAR AND COURIER

Mr. Daniel F. Duchovny, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Educate, Inc.
Preliminary Schedule 14A
Filed March 9, 2007
File No. 000-50952

Schedule 13E-3
Filed March 9, 2007
File No. 005-80064

Dear Mr. Duchovny:

On behalf of Educate, Inc. (“Educate”), in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, we have electronically transmitted under separate cover Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Preliminary Proxy Statement”), including exhibits, and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Schedule 13E-3”), including exhibits, for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which we have marked to show changes from the initial filing of the Preliminary Proxy Statement and Schedule 13E-3 on March 9, 2007.

The changes reflected in Amendment No. 1 to the Preliminary Proxy Statement and Amendment No. 1 to the Schedule 13E-3 include those made in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter dated April 4, 2007, as well as other updates and revisions.

Set forth below are Educate’s responses to the comments raised in the Staff’s letter. For your convenience, we have repeated each of your numbered comments followed by our

Mr. Daniel F. Duchovny, Esq.

April 16, 2007

responses. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 1 to the Preliminary Proxy Statement and Amendment No. 1 to the Schedule 13E-3. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Preliminary Proxy Statement and Schedule 13E-3, each as amended. Page references are generally not given when the changes appear throughout the Preliminary Proxy Statement or Schedule 13E-3. References throughout this letter to “we,” “us” and “our” are to Educate.

Schedule 13E-3

1.	Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We believe that the Apollo and Citigroup entities are affiliates engaged in the going private transaction and should be added as filing persons to the Schedule 13E-3. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, please provide us your detailed legal analysis addressing why you believe these persons are not filing persons.

Rule 13e-3(d) requires that “[t]he issuer or affiliate engaged in a Rule 13e-3 transaction must file with the Commission” a Schedule 13E-3. With respect to Apollo, we believe that Apollo is not an affiliate engaged in a going private transaction and therefore is not required to file a Schedule 13E-3. Pursuant to Rule 13e-3(a)(3) of the Exchange Act, a Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the following transactions … which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii):

(a)	A purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

(b)	A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

(c)	A solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection [with certain specified transactions].

We do not believe that a party should be viewed as being “engaged” in a Rule 13e-3 transaction if such party is not participating in a transaction of the type described in clauses (a), (b) or (c) above. Although Apollo has entered into a voting agreement in support of the transaction, Apollo is not participating in the transaction. Apollo is a seller, entitled to only the same consideration per share as any other stockholder. Apollo is

Mr. Daniel F. Duchovny, Esq.

April 16, 2007

neither a member of, nor affiliated in any way with, the Buyer Group. Whereas the primary objective of the Buyer Group is to acquire Educate and to control it following the merger, Apollo’s only objective is to obtain the highest possible price for its investment in the Company. We note your reference to Section III of Exchange Act Release No. 34-17719 (the “Release”), the relevant portion of which is Question and Answer No. 5. In each of the illustrations provided in Question and Answer No. 5 of the Release, the affiliate who is deemed “engaged” in the illustrative Rule 13e-3 transaction is participating in the transaction in some capacity other than purely as a seller, and in each instance, the hypothetical affiliate maintains an equity interest in the surviving corporation. Likewise, with respect to the guidance provided in Section II.D.3 of the Staff’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”), Apollo and its representatives are not members of the Company’s senior management, nor is Apollo an acquiring person in the transaction.

With respect to Citigroup, consideration was previously given as to whether the Citigroup entities are affiliates engaged in a Rule 13e-3 transaction and should be named as filing persons in the Schedule 13E-3. Based on a review of the facts and circumstances at the time of filing and the applicable rules and guidance of the SEC, including Rule 13e-3, the Release and the Outline, the Citigroup entities did not believe that they were affiliates of the Company. However, in light of the SEC comments and precedents involving similar transactions, the Schedule 13E-3 has been revised to include the Citigroup entities as filing persons and all information required by Schedule 13E-3 with respect to the Citigroup entities has been provided.

2.	We note that Peter Cohen, Jeffrey Cohen and Kevin Shaffer may roll over their equity positions in the company into equity of the acquiring entity. Please include each as a filing person in the Schedule 13E-3. Also, we note that the cover letter to your proxy statement indicates “certain other members of management are expected to participate in the transaction…” and that Mr. Taslitz and Mr. Elfman will participate in the transaction as a result of, among other things, their rollover commitments. Please tell us what consideration you have given to those members of management and Mr. Taslitz and Mr. Elfman being filing persons.

Consideration was previously given as to whether Messrs. Peter Cohen, Jeffrey Cohen and Kevin Shaffer (the “Management Participants”) and Steven M. Taslitz, Merrick M. Elfman and Eric D. Becker (the “Other Participants” and, together with the Management Participants, the “Participants”) are affiliates engaged in a Rule 13e-3 transaction and should be named as filing persons in the Schedule 13E-3. Based on a review of the facts and circumstances at the time of filing and the applicable rules and guidance of the SEC, including Rule 13e-3, the Release and the Outline, the Management Participants did not believe that they were engaged in the Rule 13e-3 transaction and the Other Participants did not believe that they were affiliates of the Company. However, in light of the Staff’s comment and precedents involving similar transactions, the Schedule 13E-3 has been revised to include the Participants as filing persons and all information required by Schedule 13E-3 with respect to the Participants has been provided.

Mr. Daniel F. Duchovny, Esq.

April 16, 2007

3.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981) and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

We have revised the disclosure as requested with respect to each new filing person.

Introduction

4.	We note your disclosure that the filing persons disclaim any obligation to file the Schedule 13E-3 and that those filing persons are not admitting they are affiliates of Educate within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their obligation to file the Schedule or their affiliate status with respect to Educate, and should not express doubt about the applicability of Rule 13e-3 to the present transaction. Please revise.

We have revised the disclosure as requested. Please see page 2.

Proxy Statement

General

5.	Please disclose briefly in an appropriate location in the proxy statement the events described in your Current Report on Form 8-K filed on March 19, 2007 with respect to your quarterly financial statements.

We have revised the disclosure as requested. Please see page 97.

Cover Page

6.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

We have revised the disclosure as requested. Please see the cover page of the proxy statement and form of proxy.

Mr. Daniel F. Duchovny, Esq.

April 16, 2007

Summary Term Sheet, page 1

7.	We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to and in the best interests of your “minority unaffiliated stockholders.” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

We have revised the disclosure as requested.

8.	We note your reference to the company’s 2006 proxy statement for information regarding Mr. Hoehn-Saric’s employment agreement (page 4). Revise to disclose that information in an appropriate location in this proxy statement.

We have revised the disclosure as requested. Please see page 46.

Special Factors

Background of the Merger, page 11

9.	We note Mr. Hoehn-Saric received a presentation from Signal Hill Capital Group on November 2, 2005. Note that each presentation presented by an outside party, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b)(6) of Regulation M-A. Revise to summarize all the presentations made by financial advisors. Also, file the presentation referenced above as an exhibit to Schedule 13E-3.

The presentation from Signal Hill Capital Group on November 2, 2005 has been added as an exhibit to the Schedule 13E-3, and our disclosure in the “Background of the Merger” section of the Proxy Statement has been supplemented to include summaries with respect to the presentations given on November 2, 2005 and September 22, 2006. Please see Exhibit (c)(7) to the Schedule 13E-3 and pages 11 and 12 of the Proxy Statement. We confirm that all reports, opinions and appraisals received by Educate and its affiliates that are materially related to the transaction have been filed as exhibits to the Schedule 13E-3 and described in the Proxy Statement. We respectfully submit that the presentation from Signal Hill Capital Group given to Mr. Hoehn-Saric on November 2, 2005 was an internal communication among the Buyer Group. We also respectfully submit that the presentation from Signal Hill Capital Group given to the Board of Directors on September 21, 2006 was an offer presented to the Board of Directors. We believe that neither such presentation was a “report, opinion or appraisal” as contemplated by Item 1015(a) of Regulation M-A. Therefore, we have not included in the Proxy Statement a full summary of such presentations meeting the requirements of Item 1015(b)(6) of Regulation M-A.

Mr. Daniel F. Duchovny, Esq.

April 16, 2007

10.	We note your disclosure in the second paragraph of page 12 that your board of directors concluded that there existed no conflict between the Apollo entities and the remaining security holders. Please expand your disclosure to explain the basis for the board’s determination. We note that Apollo, while it had stated it would only seek to receive the same consideration as all other security holders, had, among other things, the ability by itself to proceed or put off the transaction, and to effectively dictate the terms and timing of a transaction based solely on its preferences.

We have revised the disclosure as requested. Please see page 12.

11.	Please reconcile the references to the break-up fee being sought by the Buyer Group in the second ($18 million) and third ($16 million) paragraphs on page 17.

We have revised the disclosure as requested. Please see page 17.

Fairness of the Merger; Recommendation of our Board of Directors page 18

12.	Please revise to provide the disclosure required by Item 1013(a) and (b) of Regulation M-A for each filing person. We note, for example, the alternatives appearing in the January 2007 Credit Suisse presentation.

We have revised the disclosure as requested. Please see page 21.

13.	We note that the board of directors adopted the special committee’s conclusions. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise.

We have revised the disclosure as requested. Please see pages 23 and 25.

14.	Please revise the second and fifth bullet points on page 18 to explain how the Negotiation Committee considered the company and its industry, its business plan, its competitive position in the industry, the outlook for the supplemental education services industry, and general economic and stock market conditions. What about these factors allowed the committee to make its fairness determination and why were these factors viewed as positive in the committee’s analysis.

We have revised the disclosure as requested. Please see pages 18 and 19.

15.	Please tell us, with a view toward revised disclosure, what consideration the Negotiation Committee and board gave to Credit Suisse’s Premium Paid Analysis and Houlihan Lokey’s Premiums Considerations appearing in the advisors’ January 2007 presentations.

The Negotiation Committee and the Board of Directors considered that Credit Suisse’s Premium Paid Analysis and Houlihan Lokey’s Premiums Considerations, taken together,

Mr. Daniel F. Duchovny, Esq.

April 16, 2007

showed that the Buyer Group’s offer of $8.00 per share was generally slightly below the median premium for other comparably sized transactions since January 2004. However, the Negotiation Committee and the Board of Directors also considered, in consultation with the Negotiation Committee’s financial advisors, that the announcement of the Buyer Group’s bid had likely artificially maintained the price of the Company’s common stock at a level close to that offered by the Buyer Group, despite the subsequent announcement by the Company that its results from operations had deteriorated significantly. Without the Buyer Group’s offer, the Negotiation Committee and the Board of Directors believed that the Company’s stock price would likely have declined further from the prices upon which the premium analyses were based, and that after any such decline the Buyer Group’s offer of $8.00 per share would have compared favorably with premiums found in comparable historical transactions. Therefore, under the circumstances, the Negotiation Committee and the Board of Directors concluded that the premium offered by the Buyer Group was fair and reasonable to the Company’s unaffiliated stockholders.

In addition, the Company respectfully advises the Staff that premium paid data were not principal valuation metrics used by Credit Suisse or Houlihan Lokey to support their respective opinions. Premium paid data were provided to the Negotiation Committee as additional information for the consideration of the Negotiation Committee, but were not a material part of Credit Suisse’s or Houlihan Lokey’s fairness analysis. As a result, these data were not discussed in the Proxy Statement.

16.	Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisors’ opinions was able to reach the fairness determination as to unaffiliated security holders given that the financial advisors’ fairness opinions addressed fairness with respect to security holders other than the Excluded Shareholders, rather than all security holders unaffiliated with the company.

The definition of “Excluded Shareholders” includes only stockholders who are affiliated with either the Company or the Buyer Group. With the exception of Apollo, all of the Excluded Shareholders are part of, or affiliated with, the Buyer Group. We have revised the disclosure to clarify how a fairness determination could be reached with respect to Apollo. Please see page 19. A filing person was able to reach the fairness determination as to Apollo because Apollo was to receive the same consideration per share as all other stockholders, representatives of Apollo were fully aware of the terms of the merger, Apollo is a knowledgeable and sophisticated investor, Apollo represented to the Board of Directors that it is under no compulsion to sell its shares, and Apollo acquiesced to the terms of the merger by agreeing to enter into the Voting Agreement. Two representatives of Apollo were members of the seven-person Negotiation Committee, and therefore Apollo was aware of the terms of the merger as well as the status of negotiations with the Buyer Group and other potentially interested parties. Because Apollo is a sophisticated investor, Apollo would not require the services of the Negotiation Committee’s financial advisors to make a determination of fairness on Apollo’s behalf. In addition, Apollo was willing to enter into the Voting Agreement with members of the Buyer Group, from which a filing person could infer that Apollo had concluded the terms of the merger were fair to Apollo, despite the fact that Apollo would receive no control premium for selling its majority stake in the transaction.

Mr. Daniel F. Duchovny, Esq.

April 16, 2007

17.	Refer to the disclosure relating to procedural fairness on page 19. Clarify how the board made a determination of procedural fairness even though the going private transaction does not require the approval of unaffiliated security holders and no unaffiliated representative acting solely on behalf of the unaffiliated security holders was retained. We also note that the committee, whose members included representatives of your 52% majority security holder, structured and negotiated the transaction and its terms.

The proposed transaction was negotiated by the Negotiation Committee of the Board of Directors of the Company. Of this seven-person committee, only two members are affiliated with Apollo, our majority stockholder. Apollo had no plan or arrangement with the Buyer Group, agreed to receive the same consideration for its shares as all other stockholders and waived its right to seek a control premium for its shares. By waiving its right to receive a control premium for its shares, Apollo effectively gave that control premium to all of the stockholders. In addition, Apollo indicated to the Board of Directors that it was under no compulsion to sell its shares and that Apollo’s goal would be to maximize stockholder value in connection with determining whether to elect to undertake any particular transaction or to have the Company continue as a public company. In the event of any potential conflict between the Apollo nominees and the rest of the Negotiation Committee, and to address any perception of such a conflict, the Negotiation Committee retained separate legal counsel to advise the members of the Negotiation Committee that were not affiliated with Apollo. Finally, the Negotiation Committee engaged two financial advisors to perform fairness analyses. Due to these considerations, the Board of Directors and the Negotiation Committee determined that Apollo was independent for purposes of its participation on the Negotiation Committee, and that the transaction was procedurally fair to unaffiliated stockholders. We have revised the disclosure to clarify. Please see page 19.

Purpose and Reasons of Mr. Hoehn-Saric for the Merger, page 21

18.	We note your disclosure that Sterling “could be deemed to be engaged” in the going private transaction. Note that Sterling, as a filing person, is engaged in this going private transaction. Please revise throughout the proxy statement. Make a similar change to the first sentence in the section “Position of Parent, MergerCo and Sterling as to Fairness”: as filing persons, Parent, MergerCo and Sterling are required to provide the referenced disclosure.

We have revised the disclosure as requested.

Opinions of Negotiation Committee’s Financial Advisors

Credit Suisse Opinion page 25

19.	Please provide a cross-reference to where the financial projections appear in your proxy. Please apply all of the comments to this financial advisor’s disclosure to the disclosure relating to Houlihan Lokey’s opinion.

Mr. Daniel F. Duchovny, Esq.

April 16, 2007

We respectfully submit that, as amended in response to Comments 26 and 27 below, the proxy statement adequately discloses all material information relating to the projections, and we do not believe it is necessary or appropriate to cross-reference the location of such disclosure in the section of the proxy describing the financial advisors’ opinions, particularly given that the financial advisors did not independently verify such projections or the information, estimates and assumptions on which they were based; assumed that such projections were complete and accurate in all material respects; and assumed that such projections were reasonably prepared and reflected management’s best estimates with respect to the future financial performance of Educate. The financial projections were the responsibility of Educate’s management, and adding a cross-reference could imply a role in the preparation by the financial advisors which would not be accurate or appropriate.

20.	Please describe the services provided by Credit Suisse to the filing persons and their affiliates and quantify the compensation received by Credit Suisse for the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

We supplementally advise the Staff that during the past two years, Credit Suisse has not provided any financing or financial advisory services to Educate, Apollo (as defined in the proxy statement) or any of Educate’s other non-Apollo related affiliates, other than the services provided to the Negotiation Committee. We supplementally advise the Staff that Houlihan Lokey has not had any material relationships with or been paid any fees by Educate, Apollo (as defined in the proxy statement) or any of Educate’s non-Apollo related affiliates during the past two years other than the services it is providing to and the fees it is being paid by the Negotiation Committee in connection with the proposed merger. We note that Item 1015(b)(4) of Regulation M-A only relates to relationships with the subject company and its affiliates, not all filing persons, and consequently have not provided corresponding disclosure with respect to other filing persons.

21.	Refer to the Discounted Cash Flow Analysis. Please explain how Credit Suisse determined that discount rates of 13%-16% and terminal value multiples of 7.5x-9.5x were the most appropriate indicators of value. Disclose the industry averages.

We have revised the disclosure on page 29 to indicate that the range of terminal value multiples used by Credit Suisse was based on the enterprise value to estimated 2007 EBITDA multiples indicated by its selected companies analysis and that the range of discount rates used by Credit Suisse was based on Educate’s estimated weighted average cost of capital. Similarly, we have revised the disclosure on page 37 to indicate that the range of terminal value multiples utilized by Houlihan Lokey was based on the enterprise value to estimated 2007 EBITDA multiples indicated by its selected companies analysis. We note that the description of the discounted cash flow analysis performed by Houlihan Lokey already indicates that the range of discount rates was based on Educate’s estimated weighted average cost of capital. We also note the proxy already contains detailed disclosure regarding enterprise value to estimated 2007 EBITDA multiples for the selected companies utilized by Credit Suisse and Houlihan Lokey on pages 29 – 30 and 35, respectively. However, because the Negotiation Committee was not provided

Mr. Daniel F. Duchovny, Esq.

April 16, 2007

with the data utilized to calculate Educate’s estimated weighted average cost of capital, we do not believe it would be appropriate to provide shareholders with more detailed disclosure regarding the weighted cost of capital calculation or industry averages.

22.	Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company’s projected results that were used in conducting the Discounted Cash Flows Analysis and how Credit Suisse derived implied per share equity values from that data, (ii) the enterprise values, revenues and EBITDA information for each comparable company that is the basis for the multiples disclosed on page 28 with respect to the Selected Companies Analysis and the Educate data to which you applied those multiples to arrive at the implied per share equity values, (iii) the data from each transaction that resulted in the multiples disclosed on page 29 with respect to the Selected Transaction Analysis and the Educate data to which you applied those multiples to arrive at the implied per share equity values.

We respectfully submit that the proxy statement already contains a sufficient description of the valuation analyses performed by Educate’s financial advisors as well as, as amended in response to Comments 26 and 27 below, detailed disclosure regarding the projections utilized by the financial advisors in performing their discounted cash flow analyses. In particular we note that pages 29 – 31 and 35 – 36 contain detailed disclosure regarding the multiples or ranges of multiples indicated by the selected companies and selected transactions analyses performed by Credit Suisse and Houlihan Lokey. We do not believe that it is necessary to provide detailed disclosure regarding the enterprise values and the revenue and EBITDA amounts used to calculate specific multiples or multiple ranges in order to provide an appropriately detailed description of the valuation analyses performed by Educate’s financial advisors. In addition, given that virtually all of such information is contained in the financial advisor’s presentation materials attached as exhibits to the Schedule 13E-3 previously filed by Educate (see pages 20 and 21 of Credit Suisse’s January presentation and pages 17 and 20 of Houlihan Lokey’s January 26th presentation) or is included elsewhere in the proxy statement (e.g., projections), we do not believe that providing such information would materially alter the total mix of information available to shareholders.

Plans for Educate after the Merger, page 37

23.	Please disclose the expected sales price for the sales described in the penultimate paragraph on page 38. Disclose also whether the company ever considered continuing as a reporting company while undertaking the transactions described in this section. If not, why not?

We have revised the disclosure as requested. Please see page 39.

Financing for the Merger, page 39

24.	Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

Mr. Daniel F. Duchovny, Esq.

April 16, 2007

We have revised the disclosure as requested. Please see page 41.

25.	With respect to the conditions to your debt financing, please clarify if any event described in the second bullet point on page 41 has occurred since December 31, 2005 until the date of this proxy statement.

We have revised the disclosure as requested. Please see page 42.

Financial Projections, page 49

26.	We note in the Background section that you provided 2007-2010 financial projections to various potential bidders in November 2006 and “updated” projections to the Buyer Group in January 2007. We also note, for example, in the Credit Suisse presentation in January 2007 that you had provided projections in September and November 2006 and that Credit Suisse had also reviewed a “Management Case” set of projections. Disclose here all sets of projections provided to third parties and disclose briefly the reasons for the changes in the financial projections over time.

We have revised the disclosure to include a summary of all projections that were provided to third parties. Please see pages 52 – 53. We supplementally advise the Staff that the set of projections labeled “Management Case” in Credit Suisse’s January 2007 presentation was derived from the projections provided by the Company in January 2007 and does not represent a separate set of projections.

27.	We note in the first sentence that you are disclosing a “summary” of the financial projections. Please revise to disclose the full financial projections as provided to third parties.

We have revised the disclosure to include additional detail with respect to the financial projections provided to third parties. Please see pages 52 – 53. Please note that the financial projections were distributed to third parties in the form of Microsoft Excel spreadsheets that included a high degree of detail, including franchise-level projections. We believe that such detailed financial projections would not be material to our stockholders, while the publication of such information would be detrimental to our operations and our competitive position.

Summary Financial Information, page 87

28.	Please update your disclosure to provide December 31, 2006 financial information.

We have revised the disclosure as requested. Please see pages 96 – 97.

29.	Please provide the ratio of earnings to fixed charges as required by Item 1010(c)(4) of Regulation M-A.

We have revised the disclosure as requested. Please see page 96.

Mr. Daniel F. Duchovny, Esq.

April 16, 2007

30.	Please tell us, with a view toward revised disclosure, why you have not provided the pro forma financial information required by Item 1010(b) or (c)(6) of Regulation M-A.

We have revised the disclosure to include the pro forma financial information required by Item 1010(b) and (c)(6) of Regulation M-A. Please see pages 54 – 58.

Where You Can Find More Information, page 90

31.	It appears that in the third paragraph of this section you are attempting to “forward incorporate” documents into the proxy statement. Note that Schedule 13E-3 does not specifically permit “forward incorporation” of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference.

We acknowledge that we will amend the Schedule 13E-3 to specifically incorporate by reference documents that we may later file with the SEC under Section 13(a), 13(c), 14 or 15(d).

Annex C

32.	We note that the fairness opinion includes language limiting its benefit “solely” to the Negotiation Committee of the board of directors. Revise the fairness opinion to make clear, if true, that unaffiliated security holders may rely upon the materials when making their evaluation. See Section II.D.1 of our Current Issues Outline for further guidance.

Page C-2 of Annex C has been revised to remove the word “solely”. We note that the description of the opinion included in the proxy statement does not include the above-referenced sentence.

Please contact me at (213) 687-5288 or Rick Madden at (213) 687-5379 should you require further information.

Very truly yours,

/s/ Jeffrey H. Cohen
Jeffrey H. Cohen

ACKNOWLEDGMENT

Dated April 16, 2007

Educate, Inc. (“Educate”), in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Educate is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Educate may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EDUCATE, INC.

/s/ C. Alan Schroeder
Name:	C. Alan Schroeder
Title:	General Counsel and Secretary

ACKNOWLEDGMENT

Sterling Capital Partners, L.P. (“Sterling”), in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Sterling is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Sterling may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STERLING CAPITAL PARTNERS, L.P.

By:	SC Partners, L.P., its general partner
By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

ACKNOWLEDGMENT

Sterling Capital Partners II, L.P. (“Sterling”), in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Sterling is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Sterling may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sterling Capital Partners II, L.P.

By:	SC Partners II, L.P., its general partner
By:	Sterling Capital Partners II, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

ACKNOWLEDGMENT

Sterling Capital Partners GmbH & Co. KG (“Sterling”), in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Sterling is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Sterling may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STERLING CAPITAL PARTNERS GMBH & CO. KG

By:	SC Partners, L.P., its managing limited partner
By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

ACKNOWLEDGMENT

Merrick Elfman, in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Mr. Elfman is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Mr. Elfman may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MERRICK ELFMAN

/s/ Merrick Elfman

ACKNOWLEDGMENT

Steven M. Taslitz, in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Mr. Taslitz is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Mr. Taslitz may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STEVEN M. TASLITZ

/s/ Steven M. Taslitz

ACKNOWLEDGMENT

Eric D. Becker, in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Mr. Becker is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Mr. Becker may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ERIC D. BECKER

/s/ Eric D. Becker

ACKNOWLEDGMENT

Douglas L. Becker, in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Mr. Becker is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Mr. Becker may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DOUGLAS L. BECKER

/s/ Douglas L. Becker

ACKNOWLEDGMENT

R. Christopher Hoehn-Saric, in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Mr. Hoehn-Saric is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Mr. Hoehn-Saric may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

R. CHRISTOPHER HOEHN-SARIC

/s/ R. Christopher Hoehn-Saric

ACKNOWLEDGMENT

Jeffrey H. Cohen, in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Mr. Cohen is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Mr. Cohen may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JEFFREY H. COHEN

/s/ Jeffrey H. Cohen

ACKNOWLEDGMENT

Peter J. Cohen, in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Mr. Cohen is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Mr. Cohen may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PETER J. COHEN

/s/ Peter J. Cohen

ACKNOWLEDGMENT

Kevin E. Shaffer, in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Mr. Shaffer is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Mr. Shaffer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEVIN E. SHAFFER

/s/ Kevin E. Shaffer

ACKNOWLEDGMENT

Citigroup Capital Partners II Employee Master Fund, L.P., in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•

Citigroup Capital Partners II Employee Master Fund, L.P. is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•

Citigroup Capital Partners II Employee Master Fund, L.P. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CITIGROUP CAPITAL PARTNERS II EMPLOYEE MASTER FUND, L.P.

By: Citigroup Private Equity LP, its general partner

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Secretary

ACKNOWLEDGMENT

Citigroup Capital Partners II Onshore, L.P., in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Citigroup Capital Partners II Onshore, L.P. is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•

Citigroup Capital Partners II Onshore, L.P. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CITIGROUP CAPITAL PARTNERS II ONSHORE, L.P.

By: Citigroup Private Equity LP, its general partner

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Secretary

ACKNOWLEDGMENT

Citigroup Capital Partners II Cayman Holdings, L.P., in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•

Citigroup Capital Partners II Cayman Holdings, L.P. is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•

Citigroup Capital Partners II Cayman Holdings, L.P. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CITIGROUP CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.

By: Citigroup Private Equity LP, its general partner

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Secretary

ACKNOWLEDGMENT

Citigroup Capital Partners II 2007 Citigroup Investment, L.P., in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•

Citigroup Capital Partners II 2007 Citigroup Investment, L.P. is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•

Citigroup Capital Partners II 2007 Citigroup Investment, L.P. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CITIGROUP CAPITAL PARTNERS II 2007 CITIGROUP INVESTMENT, L.P.

By: Citigroup Private Equity LP, its general partner

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Secretary

ACKNOWLEDGMENT

CGI CPE LLC, in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	CGI CPE LLC is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	CGI CPE LLC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CGI CPE LLC

By: CGI Private Equity LP, LLC, its sole member

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Assistant Secretary

ACKNOWLEDGMENT

Edge Acquisition, LLC (“Parent”), in connection with the proposed merger by and among Parent, Edge Acquisition Corporation and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	Parent is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	Parent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EDGE ACQUISITION, LLC

By:	/s/ Lee McGee
Name:	Lee McGee
Title:	Vice President and Secretary

ACKNOWLEDGMENT

Edge Acquisition Corporation (“MergerCo”), in connection with the proposed merger by and among Edge Acquisition, LLC, MergerCo and Educate, Inc. and the filing of Amendment No. 1 to the Preliminary Schedule 14A (File No. 000-50952) (the “Amendment No. 1 to Preliminary Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3 (File No. 005-80064) (the “Amendment No. 1 to Schedule 13E-3”), hereby acknowledges that:

•	MergerCo is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1 to Preliminary Proxy Statement and Amendment No. 1 to Schedule 13E-3; and

•	MergerCo may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EDGE ACQUISITION CORPORATION

By:	/s/ Lee McGee
Name:	Lee McGee
Title:	Vice President and Secretary